Exhibit 99.1

31 March 2009	James Hardie Industries NV ARBN 097 829 895 Incorporated in The Netherlands The liability of members is limited Dutch Registration Number: 34106455
The Manager Company Announcements Office Australian Stock Exchange Limited 20 Bridge Street SYDNEY NSW 2000	Atrium 8th Floor Strawinskylaan 3077 1077 ZX Amsterdam, The Netherlands Telephone: 31-20-301 2980 Fax: 31-20-404 2544
Dear Sir
Cancellation of shares
In relation to the on-market buy-back program announced on 15 August 2007 and concluded on 20 August 2008 James Hardie Industries NV (JHINV) advises that:
•	708,695 JHINV shares represented by CUFS that were bought back by JHINV between 27 March 2008 and 31 March 2008, were cancelled on 27 March 2009;

•	the total amount paid by JHINV to buy back the CUFS representing the cancelled JHINV shares was $A4,441,821.07 million; and

•	all of the securities bought by JHINV under the buy-back were CUFS (with each of the CUFS representing one share in the capital of JHINV).
As at 31 March 2009, the number of CUFS issued and quoted on the ASX is 432,263,720.
Yours faithfully

Russell Chenu
Chief Financial Officer